
Tāstés
GROCER BY THE PEOPLE
Come Taste Local
WEBSITE

Tástés

(PRONOUNCED TASTY'S)

OPPORTUNITY

CONSUMERS WANT HIGH QUALITY,
LOCALLY PRODUCED FOOD AT EQUAL TO OR LESS THAN CONVENTIONAL FOOD.
THINK FARMER'S MARKET FOOD AT AFFORDABLE PRICES & CONVENIENTLY ACCESSIBLE .

THOUSANDS OF SMALL AND MID-SIZED FOOD PRODUCERS
WANT TO SELL DIRECTLY TO CONSUMERS IN A BRICK AND MORTAR SETTING,
BUT BARRIER OF ENTRY INTO A TRADITIONAL GROCERY STORE IS
COST PROHIBITIVE AND HIGHLY COMPLEX.
INDUSTRY AVERAGE OF $50K IN SLOTTING FEES ALONE BEFORE ANY OTHER FEES

Source: https://www.goodjobsfirst.org/smart-growth-working-families/harms-big-box-retail

BUSINESS MODEL

WE SIMPLY RETRO-FIT SPACES INTO UPSCALE GROCERY STORES AND
LEASE OUT SHELF SPACES TO ***LOCAL*** **FOOD PRODUCERS**
AT JUST $215 PER MONTH SO THEY CAN SELL DIRECT TO CONSUMERS AFFORDABLY.

HIGH SLOTTING FEE

COMPLEX GROCERY SYSTEM

NO MIDDLE-MAN MARKUP

=

SOURCE DIRECT FOOD

AT SOURCE DIRECT PRICING

So if an account wants $60,000 slotting per item, the manufacturer would have to sell 40,000 cases to pay for the slotting expense at $1.50 contribution margin per case (assuming 15% contribution margin on $10.00 hypothetical case). If the item moves 4,000 cases per month, it would take 10 months to pay back slotting.

Source: Frozen and Refrigerated Buyer (May 2015)

MARKET SIZE


TAM: $750B
USA GROCERY SALES REVENUE
IN-STORE & E-COMMERCE
SAM: $99.71B
SPECIALTY FOOD SALES
IN-STORE & E-COMMERCE
SOM: $1.3B
TASTES TARGET MARKETS
IN-STORE & E-COMMERCE
IN CITIES WITH 200K POPULATION AND UP.

MARKET TRENDS

Dom’s Kitchen & Market Quickly Becoming Food Destination in Chicago

‘Food emporium’ model with hyperlocal vendors, event space and curated meals is latest venture from legacy grocers



Lynn Petrak

HTTPS://PROGRESSIVEGROCER.COM/DOMS-KITCHEN-MARKET-QUICKLY-BECOMING-FOOD-DESTINATION-CHICAGO-EXCLUSIVE-PHOTOS?UTM_SOURCE=OMEDA&UTM_MEDIUM=EMAIL&UTM_CAMPAIGN=NL_PG+DAILY+5&UTM_KEYWORD=&OLY_ENC_ID=1972A4105745F6F

06/09/2021

Whole Foods to Open Hyper-Local Store in Tampa, Florida

Location opening July 7 will stock 800+ local products



Gina Acosta
Executive Editor

HTTPS://PROGRESSIVEGROCER.COM/WHOLE-FOODS-OPEN-HYPER-LOCAL-STORE-TAMPA-FLORIDA

06/15/2021

Amazon Builds Cashierless Tech in Full-Size Grocery Store for the First Time

The new Amazon Fresh grocery store in Bellevue, WA, marks a pivotal moment for Amazon: the first time the retail giant has built the option to shop using its Just Walk Out cashierless tech in a full-size grocery store.

HTTPS://RISNEWS.COM/AMAZON-BUILDS-CASHIERLESS-TECH-FULL-SIZE-GROCERY-STORE-FIRST-TIME?UTM_SOURCE=OMEDA&UTM_MEDIUM=EMAIL&UTM_CAMPAIGN=NL_RIS+EXECUTIVE+INSIGHT&UTM_KEYWORD=&OLY_ENC_ID=1972A4105745F6F

Fresh is the future of grocery

By emulating Amazon's technology-forward approach, grocers can improve their capabilities to beat their rival at its own game through deploying modern fresh-first technology built specifically for grocery infrastructure.

"The key lies in doubling down on those existing assets and operational competencies," Schwartz says. "Grocers can capitalize on their existing advantage and go from being better in fresh to being world-class in fresh,

HTTPS://PROGRESSIVEGROCER.COM/INDEPENDENT-GROCERS-PLAY-KEY-ROLE-BOOSTING-US-ECONOMY?UTM_SOURCE=OMEDA&UTM_MEDIUM=EMAIL&UTM_CAMPAIGN=NL_PG+DAILY+5&UTM_KEYWORD=&OLY_ENC_ID=1972A4105745F6F

REVENUE PROJECTION

SIMPLE REVENUE MATH OF 1 STORE

500 SHELF SPACES X $215/MTH PLUS OTHER SALES

GROSS $6.7M

NET $3.25M

264 STORES IN USA = NET $855M

528 STORES IN EUROPE = NET $1.7B

Tāstés

VENDOR BENEFITS

WHY VENDORS CHOOSE US

	TÀSTÈS	OUTDOOR MARKETS	SPECIALTY GROCERS	WHOLE FOODS	HEB	COSTCO
VENDOR KEEPS 100% OF SALES REVENUE (TRUE PARTNERHIP)	✓	✓				
HIGHLY AFFORDABLE RETAIL SPACE (DEMOCRATIZED)	✓					
SELL 7 DAYS A WEEK RAIN OR SHINE	✓	✓	✓	✓	✓	✓
STORE PROVIDES CHECKOUT SERVICES	✓		✓	✓	✓	✓
LIVE STREAMING CAMERAS TO VIEW INVENTORY & BEHAVIOR	✓					
VENDOR STORIES PLAY ON TV SCREENS & CELL PHONES	✓					
CUSTOMERS HAVE DIRECT ACCESS TO VENDORS	✓					
EXTENSION OF DAILY RETAIL SPACE FOR EXISTING RETAIL CUSTOMERS & PICK UP POINT FOR WHOLESALE CUSTOMERS	✓	✓	✓	✓	✓	✓
SELF MANAGED COUPONS AND SPECIALS	✓	✓				
VENDORS WILL RECEIVE PROFIT FROM RETAIL MARKUP INSTEAD OF THE GROCERY STORE	✓	✓				
PROFIT SHARE WITH VENDORS - 20% EARMARKED FOR GROWTH OR SUSTAINABLE FARMING PRACTICES	✓					

WHY SHOPPERS CHOOSE US

ASK FOR OUR NATIONAL SURVEY RESULTS

CONSUMER BENEFITS	TÀSTÈS	OUTDOOR MARKETS	WHEATSVILLE CO-OP	WHOLE FOODS	HEB	COSTCO
WHOLESALE PRICING WITHOUT BUYING IN BULK	✓					
HIGHEST LEVELS OF NUTRITIONAL VALUE DUE TO FRESHNESS	✓	✓	✓			
LARGELY LOCAL PRODUCE & PRODUCTS (WITHIN 3 HOURS DRIVE)	✓	✓	✓			
IMMEDIATE AND DIRECT COMMUNICATION W/ VENDORS	✓	✓				
LEARN ABOUT THE VENDOR'S STORY AND THEIR COMPETITIVE EDGE	✓	✓				
CELL PHONE SCAN AND GO - FAST & SAFE CHECKOUT	✓				✓	
FOOD SOURCE TRANSPARENCY	✓	✓				
100% OF PURCHASE GOES BACK TO VENDOR	✓	✓				
ONLINE ACCOUNT - SHOPPING LIST, CURBSIDE, REWARDS, ETC	✓			✓	✓	✓
VERIFIED CLEAN & VALID LABLES - VERIFIED IN PERSON BY STORE	✓					
WIDE SELECTION OF GRAB AND GO MEALS FROM TOP RESTAURANTS OR FOOD ESTABLISHMENTS ALL OVER THE CITY	✓					

Tāstés

USA ONLY PROJECTED FINANCIALS

96% EBIDTA
163% IRR AT YEAR 6
BREAKEVEN = YEAR 3

YR 2022
EBIDTA - $1.8M
NET - $1.5M
REVENUE - $3M

YR 2023
EBIDTA - $3M
NET - $2.6M
REVENUE - $6M

YR 2024
EBIDTA - $8M
NET - $7M
REVENUE - $17.5M

YR 2025
EBIDTA - $18M
NET - $15M
REVENUE - $39M

YR 2026
EBIDTA - $30M
NET - $25M
REVENUE - $69M

YR 2027
EBIDTA - $54M
NET - $45M
REVENUE - $109.6M



Tāstés GROWTH PROJECTIONS

**GLOBAL EXPANSION WITH STORES AND E-COMMERCE.
ADVANCED TECH INTEGRATED INTO STORES
AND IT PLATFORM.**

TEXAS

**YR 1-2
2024**

3 stores in Texas and Begin Franchise by 2022
Texas Online Marketplace
Health and Wellness App Store

**YR 3-5
2024**

21 stores in USA
Nationwide Online Marketplace
Nationwide Health and Wellness App Store

**YR 6-8
2027**

Expansion into Europe through M&A, or franchise
10 stores in Europe
50 stores in USA

**YR 9-12
2030**

200 additional stores in USA
50 stores in Europe
We reach over $1B revenue here

**YR 10-13
2033**

264 additional stores in USA
100 stores in Europe

Tāstés

MANAGEMENT & ADVISORY TEAM
MULTIPLE EXITS AND 150YRS EXPERIENCE



STEVEN LARKIN

INTERIM CMO, MARKETING ADVISOR
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF ZALES, GOLFSMITH, MACY'S. EXPERIENCED IN OMNI-CHANNEL RETAIL IN FORTUNE 100, STARTUPS, PUBLIC AND PRIVATE EQUITY. HAS HAD MULTIPLE SUCCESSFUL EXITS.



CHERYL CUNNINGHAM

CO-FOUNDER AND CEO
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF STARTUPS. EXPERIENCED IN FORTUNE 100, FOOD AND BEVERAGE, RETAIL, ENTERTAINMENT, MARKETING REAL ESTATE, AND SERVICES.



STEVEN SIEGEL

CO-FOUNDER
25 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF FORTUNE 1000 COMPANIES. EXPERIENCED IN GLOBAL EXPANSION, AI, E-COMMERCE, CONSUMER GOODS, RETAIL, FASHION, FINANCE, FINTECH WITH MULTIPLE SUCCESSFUL EXITS.



QINGBIN YUAN

RESEARCH & DEVELOPMENT ADVISOR
20 YEARS EXPERIENCE. HEAD INNOVATOR OF R&D WITH HERSHEYS. EXPERIENCED IN PRODUCT DEVELOPMENT, AGILE INNOVATION, AND OPERATIONS FOR FORTUNE 500 - 1000 COMPANIES



JOSH HOFFMAN

SALES, TECH, OPERATIONS ADVISOR
20 YEARS EXPERIENCE. GLOBAL SALES LEADER IN FORTUNE 100, MENTOR IN ACCELERATORS FOR STARTUPS. EXPERIENCED IN TECHNOLOGY, SAAS, AND SERVICES



JIM ELIASBERG

HEAD COUNSEL AND LEGAL ADVISOR
35 YEARS EXPERIENCE. HEAD LEGAL COUNSEL OF TACO CABANA, GOLFSMITH, CITIZENS. EXPERIENCED IN REAL ESTATE, CONSUMER GOODS RETAIL, FOOD RETAIL, SUPREME COURT, AND LANDMARK CASES

Tastés TRACTION

IMPRESSIVE PROOF OF CONCEPT

DEC 31

- 80% SHELF SPACES OCCUPIED WITH DEPOSITS IN HAND BY JAN 2022
- 2000 EXCITED SHOPPERS SIGNED UP WITH CAC OF $0.50 PER SHOPPER
- TOTAL RAISE TO DATE OF $370K

APR '22

- 95% SHELF SPACES LEASED
- 4000 SHOPPERS SIGNED UP
- CONSTRUCTION IS 25% COMPLETE

SEPT '22

PROJECTED GRAND OPENING



OUR SHOPPERS

HEALTH CONSCIOUS
WILLING TO PAY FOR QUALITY
SEEKS ORGANIC, VEGAN, GLUTEN FREE
ABOVE $75K HH INCOME
PRIMARY OR SECONDARY SHOPPER
SEEKS NEW PRODUCTS
GOES TO FARMER'S MARKETS & SPECIALTY STORES
DOES NOT LIKE BIG CROWDED STORES
ORDERS ONLINE
CELL PHONE USER
GROCERY SHOP MIN. 1X PER WEEK
SHOPS AT MULTIPLE STORES
DRAWN TO SAMPLES & EVENTS
DRAWN TO UNIQUE EXPERIENCES
RESTAURATEUR / CHEF
SUPPORTS LOCAL BUSINESSES



GEN Z 68M PEOPLE **10%**

BABY BOOMERS 71.6M PEOPLE **20%**

GEN X & Y 137.3M PEOPLE **70%**



BRANDING

"GROCER BY THE PEOPLE, FOR THE PEOPLE"

EMPOWER FOOD PRODUCERS



EMPOWER CONSUMERS



FARMER AND LOCAL PRODUCER DIRECT



VALUE PRICING



FAST AND CONVENIENT



100% OF PURCHASE GOES TO VENDOR



FUN AND EXCITING


SO MUCH FUN

COMMUNITY BUILDING



Tastés

WEBSITE

THANK YOU FOR YOUR TIME AND CONSIDERATION



STEVEN LARKIN

INTERIM CMO, BOARD OF ADVISOR
PERSONAL CELL: 512.968.4567
EMAIL: STEVENLARKIN@TASTESFARMERSMARKET.COM



CHERYL CUNNINGHAM

CO-FOUNDER, CEO, CHAIR
PERSONAL CELL: 512.745.0533
EMAIL: CHERYL@TASTESFARMERSMARKET.COM



STEVEN SIEGEL

CO-FOUNDER
PERSONAL CELL: 917.325.0114
EMAIL: STEVENSIEGEL@TASTESFARMERSMARKET.COM